As filed with the Securities and Exchange Commission on December 6, 2016

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cnova N.V.

(Name of Subject Company)

Casino, Guichard-Perrachon

(Name of Filing Persons)

Ordinary Shares, Par Value €0.05 Per Share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

1 Esplanade de France, BP 306
42008 Saint-Etienne Cedex 2 – France
(Address of Principal Executive Office)

Telephone Number, Including Area Code: +33 4 77 45 31 31

Pascal Rivet
Casino, Guichard-Perrachon
1 Esplanade de France, BP 306
42008 Saint-Etienne Cedex 2 – France
(Name and Address of Agent for Service)

Copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Casino, Guichard-Perrachon (“Purchaser”) for all of the outstanding ordinary shares, par value €0.05 per share of Cnova N.V. (the “Company”).

Pursuant to requirements of French law, on December 6, 2016, Purchaser published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company, from holders of Cnova ordinary shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. The French Offer is part of the offer to purchase any and all outstanding Cnova ordinary shares that was previously announced by Purchaser in connection with the reorganization of the Company’s Brazilian subsidiary within Via Varejo S.A., which was completed on October 31, 2016.

Purchaser will also be making an offer (the “U.S. Offer” and, together with the French Offer, the “Offers”) to purchase any and all outstanding Cnova ordinary shares held by persons resident in the United States (“U.S. Holders,” as such term is defined in Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended) .

The Offers are expected to commence on December 27, 2016.

Purchaser will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and other documents relating to the U.S. Offer upon commencement of the U.S. Offer, which will be available on the SEC’s website at www.sec.gov.

An English translation of the draft French Offer Document is attached as an exhibit to this filing and contains additional information about the French Offer.

THIS COMMUNICATION AND THE EXHIBITS ATTACHED HERETO ARE NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES. INVESTORS ARE ADVISED TO READ PURCHASER’S TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The Offers for the Company’s outstanding ordinary shares described in the exhibit to this filing have not commenced. When the Offers are commenced, Purchaser will file a tender offer statement on Schedule TO with the SEC, and the Company will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the U.S. Offer. Purchaser and the Company intend to mail these documents to the shareholders of the Company. The tender offer statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials, as amended from time to time, will be made available to the Company’s shareholders at no expense to them at www.cnova.com. In addition, the tender offer materials and other documents that Purchaser may file with the SEC will be made available to all shareholders of the Company free of charge at www.groupe-casino.fr. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Documents may also be obtained from the Company upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

Items 1 – 11.

Not applicable.

Item 12. Exhibits.

99.1	Draft French Offer Document, dated December 6, 2016 (filed as Exhibit 99.1(a)(9) to the Transaction Statement on Schedule 13E-3 filed with the SEC on December 6, 2016 by Cnova N.V., Casino, Guichard-Perrachon and Companhia Brasileira de Distribuição and incorporated herein by reference).

99.2	Press Release of Casino, Guichard-Perrachon, dated December 6, 2016.

Item 13. Information Required by Schedule 13E-3.

Not applicable.